Exhibit 99.1

ABN 53 075 582 740

13 June 2022

Bionomics Investor Webinar

Bionomics Limited (ASX: BNO |Nasdaq: BNOX ), (Bionomics or the Company), a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need, invites shareholders and interested parties to attend an investor webinar with Executive Chairman Dr. Errol De Souza and Vice President of Strategy and Corporate Development Mr. Connor Bernstein, at 10.30am (AEST) on Wednesday 15 June 2022 (or in the U.S. at 8.30pm (ET) on Tuesday 14 June 2022).

The presentation will cover Bionomics’ ongoing Phase 2 trials for Social Anxiety Disorder (SAD) and Post-Traumatic Stress Disorder (PTSD) and the pressing need for new treatments for patients suffering from these disorders. The presenters will also discuss the Company’s near-term milestones and goals for 2022 and beyond.

Please follow this link to register for the webinar:

https://us06web.zoom.us/webinar/register/WN_OzE5MYuTRMiRi98-8AcXgQ

The presentation will also be made available on the Bionomics website.

Released on authority of the Executive Chairman.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au	Investor Relations: Mr. Connor Bernstein Vice President, Strategy and Corporate Development +1 (650) 524-5143 cbernstein@bionomics.com.au

About Bionomics Limited

Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains “forward-looking” statements within the meaning of the U.S. federal securities laws. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements related to the Offering are deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “projects,” “forecasts,” “will” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this ASX announcement.